SMARTFORCE PUBLIC LIMITED COMPANY
20 Industrial Park Drive
Nashua, New Hampshire 03062

and

Belfield Office Park
Clonskeagh, Dublin 4, Ireland

October 21, 2002

To the Shareholders of SmartForce Public Limited Company:

We have decided to change our company name to "SkillSoft Public Limited Company". Accordingly, we are holding an Extraordinary General Meeting of shareholders to seek your approval of the proposed change of name and to amend our Memorandum of Association to reflect the new name of SmartForce. The Extraordinary General Meeting will take place at 9.00 a.m. on Tuesday, November 19, 2002 at the offices of Binchys Solicitors, 40 Lower Baggot Street, Dublin 2, Ireland.

Separately, the directors wish to secure your approval of a share repurchase program and accordingly are seeking your approval of the terms of a share repurchase agreement proposed to be entered into between SmartForce and Credit Suisse First Boston Corporation in order to implement the repurchase program.

Enclosed in this package is our proxy statement soliciting your approval of the above corporate actions. I urge you to read and consider these materials carefully. Please complete, sign, date and return your proxy form in the enclosed envelope.

On behalf of our board of directors, thank you for your continued support.

Sincerely,

CHARLES E. MORAN
President and Chief Executive Officer

SMARTFORCE PUBLIC LIMITED COMPANY
NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON NOVEMBER 19, 2002

To SmartForce Shareholders:

Notice is Hereby Given that an EXTRAORDINARY GENERAL MEETING of shareholders of SmartForce Public Limited Company ("SmartForce"), a corporation organized under the laws of Ireland, will be held at the offices of Binchys Solicitors, 40 Lower Baggot Street, Dublin 2, Ireland on Tuesday, November 19, 2002 at 9.00 a.m., local time, for the purpose of passing the following resolutions, each of which will be proposed as a special resolution.

SPECIAL RESOLUTIONS

1. THAT with the consent of the Registrar of Companies the name of SmartForce be and it is hereby changed to:

SkillSoft Public Limited Company

and that paragraph 1 of the Memorandum of Association of SmartForce be amended to read as follows:

"1. The name of the Company is SkillSoft Public Limited Company".

2. THAT the terms of a share repurchase agreement proposed to be entered into between SmartForce and Credit Suisse First Boston Corporation relating to the purchase by SmartForce of its own ordinary shares (represented by American Depositary Shares ("ADSs")), a copy of which agreement has been made available for inspection by the members of SmartForce in accordance with Section 213 (5) of the Companies Act, 1990 (the "1990 Act"), be and the same hereby are approved and authorized for the purposes of Part XI of the 1990 Act, provided that this authority shall expire at the close of business on November 30, 2003 unless previously renewed, varied or revoked in accordance with Section 213 of the 1990 Act. SmartForce shall be entitled under such authority or under any renewal thereof to enter into, at any time prior to the expiry of such authority, a contract of purchase, which would or might be wholly executed after such expiry, and may complete any such contract as if the authority hereby conferred had not expired. All ordinary shares (represented by ADSs) repurchased by SmartForce pursuant to the share repurchase agreement shall be cancelled upon their repurchase.

By Order of the Board
JENNIFER M. CALDWELL
Secretary

October 21, 2002

Registered Office:

Belfield Office Park
Clonskeagh
Dublin 4, Ireland

NOTES:

1. The foregoing items of business are more fully described in the proxy statement accompanying this Notice. You are urged to read the proxy statement carefully.

2. Those persons whose names appear in the Register of Members of SmartForce ("Members") on October 23, 2002 are entitled to receive notice of the Meeting or any adjournment of the Meeting. In addition, Members on the date of the Meeting are entitled to attend and vote at the Meeting.

3. Holders of SmartForce ADSs may not vote at the Meeting; however, The Bank of New York, as depositary for the ordinary shares underlying the ADSs, has the right to vote all of the ordinary shares, represented by ADSs, in accordance with the instructions received from owners of ADSs, subject to certain limitations described in the proxy statement accompanying this Notice. Voting of the ADSs is more fully described in the proxy statement accompanying this Notice. SmartForce, at the request of the depositary, has set October 16, 2002 as the record date for the determination of those holders of ADSs (collectively, the "ADS Holders") entitled to give instructions for the exercise of voting rights at the Meeting or any adjournment thereof.

4. A Member entitled to attend and vote at the Meeting may appoint a proxy or proxies to attend, speak and vote in his, her or its place. A proxy need not be a Member of SmartForce. To be valid, proxy forms must be deposited with SmartForce's Registrars, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, not later than 9.00 a.m. on November 17, 2002. A Member is not precluded from attending the Meeting and from speaking or voting at the Meeting even if the Member has completed a proxy form.

5. A copy of the proposed share repurchase agreement will be on display at the registered office of SmartForce and available for inspection by Members for the 21 days immediately preceding the Meeting, and will be available for inspection at the Meeting itself.

YOUR VOTE IS IMPORTANT

TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE POSTAGE PREPAID ENVELOPE ENCLOSED FOR THAT PURPOSE. MEMBERS WHO ATTEND THE MEETING MAY VOTE IN PERSON EVEN IF THEY HAVE RETURNED A PROXY.

SMARTFORCE PUBLIC LIMITED COMPANY
20 Industrial Park Drive
Nashua, New Hampshire 03062

and

Belfield Office Park
Clonskeagh, Dublin 4, Ireland

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING

The enclosed proxy is solicited on behalf of the board of directors of SmartForce Public Limited Company for use at the Extraordinary General Meeting of SmartForce shareholders to be held at the offices of Binchys Solicitors, 40 Lower Baggot Street, Dublin 2, Ireland, on Tuesday, November 19, 2002 at 9.00 a.m., local time, or at any adjournment thereof, for the purposes set forth in the accompanying notice of Extraordinary General Meeting. These proxy solicitation materials were first mailed on or about October 23, 2002 to all ordinary shareholders of SmartForce entitled to attend and vote at the Extraordinary General Meeting. At the Extraordinary General Meeting shareholders will be asked to consider and, if thought fit, to pass the following resolutions, each of which will be proposed as a special resolution:

1. THAT with the consent of the Registrar of Companies the name of SmartForce be and it is hereby changed to:

    SkillSoft Public Limited Company

and that paragraph 1 of the Memorandum of Association of SmartForce be amended to read as follows:

    "1. The name of the Company is SkillSoft Public Limited Company".

2. THAT the terms of a share repurchase agreement proposed to be entered into between SmartForce and Credit Suisse First Boston Corporation relating to the purchase by SmartForce of its own ordinary shares (represented by American Depositary Shares ("ADSs")), a copy of which agreement has been available for inspection by the members of SmartForce in accordance with Section 213 (5) of the Companies Act, 1990 (the "1990 Act"), be and the same hereby are approved and authorized for the purposes of Part XI of the 1990 Act, provided that this authority shall expire at the close of business on November 30, 2003 unless previously renewed, varied or revoked in accordance with Section 213 of the 1990 Act. SmartForce shall be entitled under such authority or under any renewal thereof to enter into, at any time prior to the expiry of such authority, a contract of purchase, which would or might be wholly executed after such expiry, and may complete any such contract as if the authority hereby conferred had not expired. All ordinary shares (represented by ADSs) repurchased by SmartForce pursuant to the share repurchase agreement shall be cancelled upon their repurchase.

Our board of directors has approved the above proposals and recommends that shareholders vote "FOR" the proposals.

Record Date

Record Date for Holders of SmartForce Ordinary Shares. Holders of SmartForce ordinary shares, or Members, whose names appear in the Register of Members, maintained by our registrars, Computershare Investor Services (Ireland) Limited, on October 23, 2002 are entitled to receive notice of the Extraordinary General Meeting or any adjournment of the Extraordinary General Meeting. In addition, any person who is a Member on the date of the Extraordinary General Meeting is entitled to attend and vote at the Extraordinary General Meeting and any adjournment of the Extraordinary General Meeting.

The Bank of New York, as the registrar and transfer agent for our ADSs, as well as the depositary for SmartForce ordinary shares represented by the ADSs, has fixed the close of business on October 16, 2002 as the record date for determining the ADS Holders entitled to give instructions for the exercise of voting rights at the Extraordinary General Meeting and any adjournment of the Extraordinary General Meeting.

As of the ADS record date, there were 99,251,754 SmartForce ordinary shares, par value €0.11 per share, issued and outstanding (or, 99,251,754 equivalent ADSs) held by approximately 10 holders of record. Each ADS represents one SmartForce ordinary share. The ADSs are quoted on the Nasdaq National Market under the symbol "SKIL". As of the ADS record date, there were approximately 366 registered holders of SmartForce ADSs. The SmartForce ordinary shares represented by the ADSs are owned of record by AIB Custodial Nominees Limited on behalf of The Bank of New York.

Quorum

To conduct business at the Extraordinary General Meeting, a quorum must be present. SmartForce's Articles of Association provide that the presence at an Extraordinary General Meeting, either in person or by proxy, of three persons entitled to vote at the Extraordinary General Meeting, and who together hold not less than one-third of the SmartForce voting share capital in issue, each being a Member or a proxy for a Member or a duly authorized representative of a corporate Member, constitutes a quorum for the transaction of business. SmartForce will treat ordinary shares represented by a properly signed and returned proxy, including abstentions, as present at the meeting for the purposes of determining the presence or absence of a quorum for the transaction of business.

Vote required

The affirmative vote of the holders of three-fourths of the outstanding ordinary shares of SmartForce represented, in person or by proxy, at the Extraordinary General Meeting and voting on the proposals is required to approve each of such proposals.

Unless otherwise instructed, the proxies will vote FOR the adoption of the proposals set forth in the accompanying Notice of Extraordinary General Meeting.

Voting of Ordinary Shares

Generally. Votes may be given at the Extraordinary General Meeting either personally or by proxy. Voting at the Extraordinary General Meeting will be by a show of hands, unless a poll (a count of the number of shares voted) is duly demanded. On a show of hands, each shareholder present in person and every proxy shall have one vote, provided that no individual shall have more than one vote, and, on a poll, each shareholder shall have one vote for each share of which he, she or it is the holder. Where there is a tie, whether on a show of hands or on a poll, the chairman of the meeting is entitled to a casting vote in addition to any other vote he may have. A proxy has the right to demand or join in demanding a poll. Whether a poll will be taken shall be determined in accordance with Irish law and SmartForce's Articles of Association. On a poll, a person entitled to more than one vote need not use all his, her or its votes or cast all the votes he, she or it uses in the same way.

Proxies. SmartForce ordinary shares represented by a properly signed and dated proxy will be voted at the Extraordinary General Meeting in accordance with instructions indicated on the proxy. Proxies that are properly signed and dated but which do not contain voting instructions will be voted **FOR** approval of the proposals presented at the Extraordinary General Meeting as more fully described in this proxy statement. A proxy holder may vote the proxy in his, her or its discretion as to any other matter which may properly come before the Extraordinary General Meeting.

Abstentions. SmartForce will count a properly executed proxy marked **ABSTAIN** as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the Extraordinary General Meeting. Your abstention, however, will not have an effect on the vote for any of the proposals to be voted upon at that meeting.

Voting of ADSs

Generally. Holders of ADSs may not vote at the Extraordinary General Meeting. The Bank of New York has the right, subject to certain limitations set forth in the deposit agreements among SmartForce, The Bank of New York and the owners and beneficial owners of ADSs, to vote all of the SmartForce ordinary shares represented by SmartForce ADSs. Under the terms of the deposit agreements, however, The Bank of New York is required to cast its votes with respect to those SmartForce ordinary shares for which it receives instructions from the holders of the ADSs representing such ordinary shares in accordance with the instructions received.

Record Date; Notice of Extraordinary General Meeting. Under the terms of the deposit agreements, whenever The Bank of New York receives notice of any meeting of holders of ordinary shares, The Bank of New York is required to fix a record date, which shall be the record date, if any, established by SmartForce for such meeting or, if different, as close to the date established by SmartForce as practicable, for the determination of the owners of ADSs who will be entitled to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the deposit agreements.

Upon receipt of notice of any meeting of SmartForce or the solicitation for consents or proxies from the holders of ordinary shares, The Bank of New York is required, if so requested in writing by SmartForce, as soon as practicable thereafter, to mail to all owners of ADSs a notice, the form of which shall be in the sole discretion of The Bank of New York, containing:

- the information contained in the notice of meeting received by The Bank of New York from SmartForce;

- a statement that the owners of ADSs at the close of business on a specified record date are entitled, subject to any applicable provisions of Irish law and of SmartForce's Articles of Association, to instruct The Bank of New York as to the exercise by The Bank of New York of the voting rights, if any, pertaining to the number of ordinary shares represented by their respective ADSs;

- a statement that owners of ADSs who instruct The Bank of New York as to the exercise of their voting rights will be deemed to have instructed The Bank of New York or its authorized representative to call for a poll with respect to each matter for which instructions are given, subject to any applicable provisions of Irish law and of SmartForce's Articles of Association; and

- a statement as to the manner in which the instructions may be given, including an express indication that instructions may be given or deemed to be given in accordance with the next paragraph, and if no instruction is received, to The Bank of New York to give a discretionary proxy to a person designated by SmartForce.

Voting of Ordinary Shares Underlying SmartForce ADSs. Upon the written request of an owner of ADSs on the record date, received on or before the date established by The Bank of New York for the purpose of such meeting, The Bank of New York will, insofar as practicable, endeavor to vote or cause to be voted the number of ordinary shares represented by such ADSs in accordance with the instructions set forth in such request. Accordingly, pursuant to SmartForce's Articles of Association and applicable Irish law, The Bank of New York will cause its authorized representative to attend each meeting of holders of ordinary shares and call for a poll as instructed for the purpose of effecting such vote. The Bank of New York will not vote or attempt to exercise the rights to vote that attach to the ordinary shares other than in accordance with such instructions or deemed instructions.

Discretionary Proxies. Pursuant to the deposit agreements if no instructions are received by The Bank of New York from any owner of ADSs with respect to any of the ordinary shares represented by the ADSs on or before the date established by The Bank of New York for the purpose of such meeting, The Bank of New York will deem such owner of ADSs to have instructed The Bank of New York to give a discretionary proxy to a person designated by SmartForce with respect to such ordinary shares and The Bank of New York will give a discretionary proxy to a person designated by SmartForce to vote such ordinary shares, under circumstances and according to the terms as set forth in the deposit agreements.

The first proposal to be acted upon at the Extraordinary General Meeting, which relates to the approval of the change of name of SmartForce, is a matter for which The Bank of New York may deem that instruction has been given for it to give a discretionary proxy to a person designated by SmartForce where no instruction is received. Therefore, The Bank of New York will give a discretionary proxy to a person designated by SmartForce to vote such ordinary shares for which no instruction has been given for this proposal.

The second proposal to be acted upon at the Extraordinary General Meeting, which relates to the approval of the terms of the share repurchase agreement, is also a matter for which The Bank of New York may deem that instruction has been given for it to give a discretionary proxy to a person designated by SmartForce where no instruction is received. Therefore, with respect to this proposal, The Bank of New York will also give a discretionary proxy to a person designated by SmartForce to vote such ordinary shares for which no instruction has been given.

Inspection of Reports. The Bank of New York will make available for inspection by the owners of ADSs at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from SmartForce, which are both (a) received by The Bank of New York as the holder of the ordinary shares and (b) generally made available to the holders of ordinary shares by SmartForce. The Bank of New York, when requested by SmartForce, will also send to the owners of ADSs copies of such reports when furnished by SmartForce pursuant to the deposit agreements.

Expenses of Solicitation of Proxies

SmartForce will pay the cost of preparing, assembling, printing and mailing the proxy statement, the Notice of Extraordinary General Meeting and the enclosed form of proxy, as well as the cost of soliciting proxies relating to the Extraordinary General Meeting. SmartForce will request banks, brokers, dealers and voting trustees or other nominees, including The Bank of New York in the case of the ADSs, to solicit their customers who are owners of shares listed of record and names of nominees, and will reimburse them for reasonable out-of-pocket expenses of such solicitation.

In addition to solicitation by mail, directors, officers and key employees of SmartForce may solicit proxies in person or by telephone, telegram or other means of communications. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses.

How to Revoke a Proxy

You may revoke your proxy before it is voted by:

- providing written notice before the meeting that you have revoked your proxy by mail or facsimile to:

    - if you are a holder of SmartForce ordinary shares

    SmartForce Public Limited Company
    20 Industrial Park Drive
    Nashua, New Hampshire 03062
    Attention: Chief Financial Officer
    Fax: 603-324-3009

    or

    SmartForce Public Limited Company
    Belfield Office Park
    Clonskeagh
    Dublin 4
    Ireland
    Attention: Company Secretary
    Fax: 353-1-283-0379

- if you are a holder of SmartForce ADSs

  Bank of New York
  101 Barclay Street
  New York, New York 10286
  Attention: James Kelly
  Fax: 212-571-3050

- submitting a new signed proxy with a later date to SmartForce, if you are a holder of ordinary shares, or to the Bank of New York, if you are a holder of ADSs; or

- if you are a holder of ordinary shares, attending the Extraordinary General Meeting and voting in person.

Shareholder Proposals

Subject to applicable laws, proposals of SmartForce's shareholders that are intended to be presented by such shareholders at its 2003 annual general meeting of shareholders must be received at our US offices located at 20 Industrial Park Drive, Nashua, New Hampshire 03062 no later than February 17, 2003 and must satisfy the conditions established by the SEC for proposals to be considered for possible inclusion in the proxy statement and form of proxy relating to that meeting.

Recommendation of the Board of Directors of SmartForce

The board of directors of SmartForce believe that the proposals are in the best interests of the shareholders of SmartForce. SmartForce's board of directors has approved the proposals and recommends that SmartForce shareholders vote **FOR** the approval of each of the proposals.

Subscription Rights

On October 4, 1998, the board of directors of SmartForce adopted a subscription rights declaration, pursuant to which one subscription right was granted for each ordinary share of SmartForce. These subscription rights apply to both ordinary shares of SmartForce that were outstanding at the time the subscription rights declaration was adopted and to any ordinary shares that are subsequently issued. Each right entitles the registered holder to purchase from SmartForce one ordinary share at a price of $65.00 per ordinary share, subject to adjustment. The rights are not currently exercisable, but would be exercisable if certain events occurred related to a person or group acquiring or attempting to acquire beneficially 15% or more of the outstanding ordinary shares (an acquiring person, as more particularly defined in the subscription rights declaration). The rights expire on October 4, 2008, unless cancelled or exchanged earlier by SmartForce.

In the event that any person becomes an acquiring person, each holder of a subscription right will thereafter generally have the right to receive upon exercise that number of ordinary shares having a market value of two times the then current purchase price per share. However, after the occurrence of any such event, all subscription rights that are, were or subsequently become beneficially owned by that acquiring person, any person related thereto or any transferee therefrom will become null and void.

The rights have certain anti-takeover effects. The exercise of these rights could cause substantial dilution to a person or group that attempts to acquire SmartForce without conditioning the offer on cancellation of the rights or on a substantial number of the rights being acquired. Accordingly, the existence of the rights may deter acquirors from making takeover proposals and tender offers. Takeover proposals and tender offers typically result in an increase in the trading price of the stock of the target company. However, the rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term shareholder value), partial tender offers and selective open-market purchases. The rights are intended to enhance the power of the board of directors of SmartForce to protect shareholders and SmartForce if efforts are made to gain control of SmartForce in a manner that is not in the best interests of SmartForce and its shareholders. The rights should not interfere with any merger or other business combination approved by the board of directors of SmartForce.

Warburg, Pincus Ventures L.P. ("WPV") has notified the SmartForce board of directors that it, or persons or entities affiliated with it, might wish to effect the acquisition of additional shares of SmartForce. It was noted that the acquisition of additional shares by WPV, or persons or entitles affiliated with it, might trigger the rights plan and, accordingly, the board of directors of SmartForce considered whether to amend the plan to permit such acquisitions. In considering the matter, the board noted that WPV had for several years been a major shareholder in SkillSoft Corporation, holding in excess of 30% of the outstanding shares of that company prior to its merger with SmartForce; that following such merger, its shareholdings in SmartForce was less than 14%; that purchases of additional shares of SmartForce by WPV may help increase shareholder value; and that the benefits afforded by the rights plan could still be achieved if WPV owned in excess of 15% of the outstanding shares of SmartForce.

On October 9, 2002, in view of the above, the board of directors of SmartForce agreed to amend the rights plan to render it inapplicable to purchases by WPV or persons or entities affiliated with it provided that none of WPV or any of such persons or entities (either individually or in the aggregate) hold more than 29% of the issued and outstanding shares of SmartForce as a result of such acquisitions.

Credit Suisse First Boston Corporation ("CSFB") is an indirect subsidiary of Credit Suisse Group, which indirectly holds 19.9% passive minority interest in the profits of Warburg, Pincus & Co., the general partner of WPV. WPV is a shareholder of SmartForce. Subject to shareholder approval of the share repurchase agreement proposed to be entered into between SmartForce and CSFB, the terms of which are described in further detail in Proposal 2 of this proxy statement, CSFB intends to repurchase SmartForce ADSs on the behalf of SmartForce.

PROPOSAL 1

APPROVAL OF CHANGE OF SMARTFORCE'S NAME TO
SKILLSOFT PUBLIC LIMITED COMPANY

General

The SmartForce board of directors approved the proposal to change SmartForce's name to "SkillSoft Public Limited Company". The board of directors believes that the future strategy of the business will be focused on e-Learning content for business professionals in a comprehensive range of subject matter areas and that the name "SkillSoft" most effectively reflects this strategy. At the Extraordinary General Meeting, you will be requested to approve the proposed name change and the amendment of the Memorandum of Association to reflect the new name of SmartForce. If approved paragraph 1 of the Memorandum of Association will be amended to read as follows:

"The name of the Company is SkillSoft Public Limited Company."

Vote Required

The affirmative vote of the holders of three-fourths of the ordinary shares represented, in person or by proxy, at the Extraordinary General Meeting and voting on Proposal 1 as outlined above is required to approve this proposal. Unless otherwise instructed the proxies will vote "FOR" the proposed name change.

THE BOARD OF DIRECTORS RECOMMENDS THAT
YOU VOTE FOR PROPOSAL 1

PROPOSAL 2

SHARE REPURCHASE PROPOSAL

General

From time to time, the board of directors of SmartForce may consider the repurchase of SmartForce ADSs (representing SmartForce ordinary shares) to be beneficial to SmartForce and its shareholders and a means of seeking to enhance shareholder value. In making such decisions, the SmartForce board might take into account various factors including the trading price of SmartForce ADSs, the board of directors' assessment of SmartForce's business and prospects and its cash position.

The Companies Act, 1990 of Ireland, as amended, (the "1990 Act") prohibits an Irish incorporated company from purchasing its own shares unless such purchases are made pursuant to either (1) market purchases or (2) off-market purchases made under a contract authorized in advance by a special resolution of the shareholders of the company. For Irish law purposes, market purchases are deemed to be made only through purchases on the Irish Stock Exchange. Since the securities of SmartForce are publicly traded only on the Nasdaq National Market and not the Irish Stock Exchange, the shares of SmartForce cannot be repurchased by SmartForce pursuant to market purchases but rather only through such shareholder approved off-market purchases.

Irish law also permits an Irish incorporated company to purchase its own shares only out of profits available for distribution to its members or the proceeds of a fresh issue of shares. Although SmartForce as a consolidated entity does have profits available for distribution, the holding company currently does not. However, SmartForce Ireland Limited and CBT Technology Limited currently do have profits available for distribution and it is proposed, subject to shareholders approving the terms of the share repurchase agreement, to dividend up such of these profits to SmartForce as it requires, in order to provide it with distributable profits out of which it may then effect the repurchases.

SmartForce proposes that it enter into a share repurchase agreement with CSFB relating to the purchase of SmartForce ADSs (representing SmartForce ordinary shares). By approving the share repurchase agreement, the SmartForce shareholders will provide the SmartForce board of directors with the flexibility to respond quickly in making decisions to repurchase SmartForce ADSs (representing SmartForce ordinary shares) without incurring undue delay or expense in order to seek shareholder approval prior to each share repurchase.

Under the terms of the proposed share repurchase agreement SmartForce may at any time and from time to time during the term of the agreement request CSFB to purchase on the Nasdaq National Market or in privately negotiated block transactions up to 8,000,000 outstanding SmartForce ADSs (representing 8,000,000 outstanding SmartForce ordinary shares) at a per share purchase price which complies with the requirements of Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to sell such securities to SmartForce at the price at which CSFB purchased them, subject to certain limitations contained in the share repurchase agreement. Any such repurchases of SmartForce ADSs may only be made by SmartForce out of its distributable profits.

Under the terms of the proposed share repurchase agreement, SmartForce will agree to pay a commission to CSFB which shall not in any event exceed US$0.05 per SmartForce ADS repurchased.

The proposed share repurchase agreement will terminate on November 30, 2003 and will be governed by the laws of the State of New York.

Under Section 213 of the 1990 Act, a special resolution of the members of SmartForce cannot be effected to authorize the share repurchase proposal if any member of SmartForce holding SmartForce shares to which the share repurchase proposal relates vote such shares in favor of the share repurchase proposal and the resolution would not have been passed if such members had not done so.

At the date of the Extraordinary General Meeting, SmartForce will be unable to determine the exact number of SmartForce ADSs (representing SmartForce ordinary shares) that will be repurchased by SmartForce, or the holders of such ADSs, and therefore cannot exclude the holders of such shares from voting on the repurchase proposal. Because of this uncertainty, even if the share repurchase proposal is approved by the requisite vote of the SmartForce shareholders, the maximum number of SmartForce ADSs which

SmartForce may actually purchase under the share repurchase agreement will be reduced to an amount equal to the total number of "excess votes" cast in favor of the repurchase proposal if such amount is less than the maximum number of SmartForce ADSs proposed to be purchased under the share repurchase agreement. For this purpose, the "excess votes" are the total number of votes actually cast in favor of the proposal in excess of the total number of votes required to be cast to approve such proposal.

As required by Section 213 of the 1990 Act, a copy of the proposed share repurchase agreement will be made available for inspection by the members of SmartForce at its registered office for the period from the date hereof up to and including the date of the Extraordinary General Meeting and at the Extraordinary General Meeting itself.

All ordinary shares (represented by ADSs) repurchased by SmartForce pursuant to the share repurchase agreement shall be cancelled upon their repurchase and SmartForce will instruct the custodian, AIB Custodial Nominees Limited, to cancel the underlying ordinary share certificates.

Although it is SmartForce's intention to repurchase shares if the shareholders approve this resolution, there is no assurance that SmartForce will, in fact, make any share repurchases or that it will repurchase all of the 8,000,000 ordinary shares (represented by ADSs) referred to in this proposal.

Vote Required

The affirmative vote of the holders of three-fourths of the ordinary shares represented, in person or by proxy, at the Extraordinary General Meeting and voting on Proposal 2 as outlined above is required to approve the foregoing Proposal 2.

**THE BOARD OF DIRECTORS RECOMMENDS THAT
YOU VOTE FOR PROPOSAL 2**

To ensure that your shares are represented at the Meeting, please complete, sign and date the enclosed proxy form and mail it promptly in the postage prepaid envelope provided, whether or not you plan to attend the Meeting. You may revoke your proxy at any time before it is exercised.

OTHER MATTERS

We know of no other matters to be submitted at the Extraordinary General Meeting

By Order of the Board of Directors
CHARLES E. MORAN
President and Chief Executive Officer

Dated: October 21, 2002